SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, May 13, 2008

Ordinary Shareholders’ Meeting of May 27, 2008

Procedures for supplying and accessing the information concerning the Shareholders’ Meeting

The France Telecom ordinary shareholders’ meeting will be held on Tuesday May 27, 2008 at 4:30 p.m, in Paris, France at Palais des Congrès – 2, place de la porte Maillot 75017 Paris.

The notices of meeting were published in the April 9 and May 9, 2008 issues of the Bulletin des Annonces Légales Obligatoires.

Documents and information regarding the shareholders’ meeting can be viewed on the company’s website at: http://www.orange.com (under finance/general meeting).

In addition, shareholders can make a request by mail or telephone for any documents and information specified in article R. 225-83 of the French Commercial Code and can consult the documentation mentioned in article R. 225-89 of the French Commercial code at the company’s headquarters in the legal department.

phone:

1010 or 0800 05 1010 from France
or + 33 1 60 95 87 24 from outside France

mail:

France Télécom – Service des Assemblées
BP 1010 – 75721 Paris Cedex 15

headquarters:

6, place d’Alleray – 75015 Paris

contacts

press contacts: +33 1 44 44 93 93 Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 14, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer